

Mail Stop 3561

December 8, 2016

David Shackelton
Chief Financial Officer
The Providence Service Corporation
700 Canal Street, Third Floor
Stamford, CT 06902

> **Re:** **The Providence Service Corporation**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed November 9, 2016**
> **File No. 001-34221**

Dear Mr. Shackelton:

We have reviewed your November 17, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 15: Discontinued Operations, page 21

1. You disclose you analyzed the quantitative and qualitative factors relevant to the Matrix stock subscription transaction and concluded that the company met the criteria for classification as discontinued operations in accordance with ASC 205-20. Please tell us the factors you considered to conclude that the transaction represented a strategic shift that has (or will have) a major effect on your operations and financial results. In so doing, quantify the major effect on your operations and financial results that has or will occur. In this regard, tell us the amount of the investment in Matrix you recorded upon the closing of the transaction and the effect of the transaction on your balance sheet.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure